EXHIBIT 11.1

                             CARRIAGE SERVICES, INC.
                        COMPUTATION OF PER SHARE EARNINGS
               (UNAUDITED AND IN THOUSANDS, EXCEPT PER SHARE DATA)


    Loss per share for the three and six month periods ended June 30, 1996 is calculated based on the weighted average number of common and common equivalent shares outstanding during the period using guidance provided by the SEC for companies contemplating an initial public offering. Earnings per share for the three and six month periods ended June 30, 1997 is calculated based on the weighted average number of common and common equivalent shares outstanding during the period as proscribed by APB 15. Earnings (loss) per common and common equivalent share for the three and six month periods ending June 30, 1996 and 1997 was as follows:

                                       Three months             Six months
                                      ended June 30,          ended June 30,
                                  ----------------------  ----------------------
                                    1996          1997      1996          1997
                                  --------      --------  --------      --------
Net income (loss) ..............  $   (468)     $  1,489  $   (661)     $  3,314
Series D preferred stock
  dividends (a) ................        91            29       101           210
                                  --------      --------  --------      --------
Net income (loss) attributable
  to common stockholders .......  $   (559)     $  1,460  $   (762)     $  3,104
                                  ========      ========  ========      ========

Common shares outstanding ......     2,520        10,485     2,520         9,782
Common equivalent shares:
     Stock options, treasury
       stock method ............        23(b)        238        23(b)        280
     Assumed conversion of
       preferred stock .........     1,973(c)        913     1,969(c)      1,048
                                  --------      --------  --------      --------
Total weighted average number of
  common and common equivalent
  shares outstanding ...........     4,516        11,636     4,512        11,110
                                  --------      --------  --------      --------

Net income (loss) per common and
  common equivalent share
  attributable to common
  stockholders .................  $   (.12)     $    .13  $   (.17)     $    .28
                                  --------      --------  --------      --------

   (a) The Company's Series F Preferred Stock is considered a common stock equivalent for purposes of computing earnings per share. Therefore, the dividends applicable to the Series F Preferred Stock are not reflected in the net income (loss) attributable to common stockholders.

   (b) In accordance with SEC's Staff Accounting Bulletin No. 83, the loss per share presented assumes that all stock options granted by the Company within one year of the Company's initial public offering were outstanding for the first three months of 1996. The effect of such stock options has been calculated using the "treasury stock" method, using the initial public offering price of $13.50 per share, and was included in the calculation of common equivalent shares outstanding despite the fact that the effect of the assumed exercise of such options is anti-dilutive.

   (c) Pursuant to the terms of their respective agreements, the Company's Series A, B and C Preferred Stocks automatically converted to Common Stock upon the Company's initial public offering. Therefore, in accordance with the SEC's position relative to securities with these conversion characteristics, the effect of such conversions has been reflected from the respective dates of issuance of the preferred stocks in common equivalent shares outstanding, despite the fact that the effect of the assumed conversion is anti-dilutive.